Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following communication was made available to all employees of Baker Hughes Incorporated:

Executive Announcement

To:	All Baker Hughes employees
From:	Martin Craighead, Chairman and CEO
Date:	Jan. 26, 2017

Q4 and 2016 annual financial results

Today, we issued our fourth quarter and full-year 2016 results, which serve as strong proof of the significant progress we have made together since we outlined our Path Forward in May.

For the fourth quarter, revenue increased from the third quarter by 2%, or $57 million, to $2.4 billion, our first sequential revenue increase in two years. We reported an adjusted net loss (a non-GAAP measure)* of $126 million, or ($0.30) per diluted share. However, we were able to generate an adjusted profit from operations of $40 million, our second consecutive positive quarter, and we ended the year with nearly $4.6 billion in cash, which is almost double the total from a year ago.

In spite of ongoing market and industry challenges, we accomplished these results without losing our focus on safety, compliance, or operational performance. In fact, we achieved another record for Perfect HSE Days in 2016 with 207 Perfect Days, although the loss of one of our colleagues in a tragic accident in India serves as a stark reminder that we must remain vigilant in this regard.

We are confident we will accelerate this momentum through our pending combination with GE Oil & Gas, which we continue to expect to close in mid-2017.

Our stronger performance demonstrates that we not only executed on the financial and operational objectives, we exceeded them.

As a reminder, these were the goals we outlined for the company in May for the second half of 2016:

●	One, we said we would simplify the organizational structure and operational footprint. Our initial goal was to reduce annualized costs by $500 million by the end of 2016.

●	Two, we said we would optimize our capital structure by reducing debt and buying back shares.

●	Three, we said we would focus on our core strength of product innovation in our full-service business while building broader sales channels for our products and technology. We said we would accelerate the pace of new product launches, with plans for 60 new products to be introduced in the second half of 2016.

●	And, four, we said we intended to maximize shareholder value for our North American Land Pressure Pumping business while continuing to participate in this important market.

And here is what we achieved in each area:

Costs

We significantly exceeded our cost reduction target, ending the year with nearly $700 million in annualized savings achieved. We simplified our business and consolidated our four regions into one Global Operations organization that is more nimble, responsive, and effective.

Capital structure

We paid down $1 billion in debt and bought back $763 million in shares up until the merger agreement with GE was signed.

Focusing on our strength in product innovation

As we focused on our core strength as a product innovator, we built a stronger Sales organization, the benefits of which could be seen in the fourth quarter with significant offshore contract wins in the North Sea, Brazil, and Gulf of Mexico.

We also built new sales channels to market our products and technology to the growing number of local service companies globally, and doubled down on innovation by exceeding 60 new products launched, the vast majority of which lower costs and improve production for customers. We also eliminated under-performing product lines in certain geomarkets to ensure that we are deploying resources and capital to provide the best returns.

Maximizing value for our U.S. Land pressure pumping business

We contributed our U.S. and Canada land hydraulic fracturing and cementing business to create a new company that is now the largest pure-play pressure pumping competitor in the North American market.

In addition to receiving $150 million in cash as part of this transaction, we now own nearly 47% of a company with outstanding technology, assets, and people, and even stronger prospects for growth. This venture allows us to more efficiently benefit from the improvement we are now seeing in this market, as evidenced by rising U.S. rig counts over the past several months.

A transformational combination

By any measure, these accomplishments would have been significant by themselves. But I believe

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the most transformational achievement will prove to be the combination with GE Oil & Gas that we announced in late October. This transaction will allow us to build on our success by accelerating innovation, efficiency, and productivity gains for our customers. In the months since the announcement, I have grown even more confident that our companies are a great cultural and complementary fit.

The integration planning and regulatory filing processes are proceeding as expected, and I remain confident that this combination is the right and best outcome for Baker Hughes, as well as for our shareholders, customers and employees. I encourage you to visit our Fullstream Ahead employee website to learn more about the capabilities of both companies, current news about the deal, and more.

Until the transaction closes, remember that Baker Hughes and GE Oil & Gas remain separate, independent companies and, in some cases, competitors.

Regarding our priorities for 2017, we must continue to focus on keeping costs in line and targeting opportunities for growth in a market that is improved from several months ago but is wrestling with looming industry uncertainties that could impact demand, activity, production levels, and, by extension, commodity prices.

And, finally, I want to offer my sincerest thanks to each and every one of you for all that you do for Baker Hughes. I know that the past year has not been an easy road—at our company and, more broadly, in our industry. Yet, in spite of extraordinarily difficult circumstances, your loyalty and commitment to our company’s stakeholders, and to each other, never wavered. For that, I am extremely grateful and also very proud. In the meantime, stay safe, compliant, and focused on serving our customers.

* Adjusted net loss for the fourth quarter excludes after-tax charges of $291 million, or $0.68 per diluted share, related to asset impairments, restructuring charges, loss on sale of a majority interest in the North America onshore pressure pumping business, inventory write-offs, and costs associated with the merger.

This message is intended exclusively for the individual or entity to which it is addressed. This communication may contain information that is proprietary, privileged, confidential or otherwise legally exempt from disclosure. If you are not the named addressee, or have been inadvertently and erroneously referenced in the address line, you are not authorized to read, print, retain, copy or disseminate this message or any part of it. If you have received this message in error, please notify the sender immediately by e-mail and delete all copies of the message.

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation (“Newco”) will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the “Combined Proxy Statement/Prospectus”). Baker Hughes and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus

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and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016, its Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2016, which was filed with the SEC on November 9, 2016 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.  The foregoing list of important factors is not exclusive.

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Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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